Exhibit 3

November 15, 2021

Bogotá D.C.

Republic of Colombia

Ministry of Finance and Public Credit

Carrera 8, No. 6C-38, Piso 1

Bogotá D.C., Colombia

Ladies and Gentlemen:

In my capacity as Head of the Legal Affairs Group of the General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit of the Republic of Colombia (the “Republic”), and in connection with the Republic’s offering, pursuant to its registration statement under Schedule B of the United States Securities Act of 1933, as amended (the “Securities Act”), filed by the Republic with the United States Securities and Exchange Commission (the “Commission”) under Registration No. 333-253587, (the “Registration Statement”), of U.S.$1,000,000,000 aggregate principal amount of its 5.200% Global Bonds due 2049 (the “Securities”), I have reviewed the following documents:

(i) the Registration Statement and the related Prospectus dated April 15, 2021 included in the Registration Statement most recently filed with the Commission, as supplemented by the Prospectus Supplement dated October 14, 2021 relating to the Securities, as filed with the Commission pursuant to Rule 424(b)(5) under the Securities Act;

(ii) an executed copy of the Indenture, dated January 28, 2015, between the Republic and The Bank of New York Mellon, as amended and supplemented by the Supplemental Indenture thereto, dated as of September 8, 2015, and as further amended and supplemented from time to time (as amended and supplemented, the “Indenture”);

(iii) the global Securities dated October 20, 2021 in the aggregate principal amount of $1,000,000,000 executed by the Republic;

(iv) an executed copy of the Authorization Certificate dated October 20, 2021 pursuant to which the terms of the Securities were established;

(v) all relevant provisions of the Constitution of the Republic and the following acts, laws and decrees of the Republic, under which the issuance of the Securities has been authorized:

(a)

The relevant portions of Law 80 of October 28, 1993 (a translation of which has been filed as part of Exhibit F to the Republic’s Registration Statement No. 333-13172 and incorporated herein by reference);

(b)	Article 16 of Law 185 of January 27, 1995 (a translation of which has been filed as part of Exhibit F to the Republic’s Registration Statement No. 333-13172 and incorporated herein by reference);

(c)	Article 13 of Law 533 of November 11, 1999 (a translation of which has been filed as part of Exhibit F to the Republic’s Registration Statement No. 333-13172 and incorporated herein by reference);

(d)	Law 781 of December 20, 2002 (a translation of which has been filed as part of Exhibit F to the Republic’s Registration Statement No. 333-109215 and incorporated herein by reference);

(e)

Law 1366 of December 21, 2009 (a translation of which has been filed as part of Exhibit 3 to Amendment No. 2 to the Republic’s Annual Report on Form 18-K for the fiscal year ended December 31, 2008 and incorporated herein by reference);

(f)

Law 1624 of April 29, 2013 (a translation of which has been filed as part of Exhibit 3 to Amendment No. 1 to the Republic’s Annual Report on Form 18-K for the fiscal year ended December 31, 2012 and incorporated herein by reference);

(g)

Decree No 1068 of May 26, 2015 (a summary of the material portion of which has been filed as part of Exhibit 3 of Amendment No. 1 to the Republic’s Annual Report on Form 18-K for the fiscal year ended December 31, 2014 and incorporated herein by reference);

(h)

Law 1771 of December 30, 2015, (a translation of which has been filed as Exhibit A to Exhibit 3 to Amendment No. 2 to the Republic’s Annual Report From 18-K for the fiscal year ended December 31, 2014); and

(i)

Law 2073 of December 31, 2020 (a translation of which has been filed as part of Exhibit 4 to Amendment No. 1 to the Republic’s Report on Form 18-K for the fiscal year ended December 31, 2019 and incorporated herein by reference).

(vi) the following additional actions under which the issuance of the Securities has been authorized:

(a)	CONPES Document No. 4022 DNP, MINHACIENDA, dated February 3, 2021 (a translation of which is attached as Exhibit A hereto);

(b)	Authorization by Act of the Comisión Interparlamentaria de Crédito Público adopted in its meetings held on April 6-7, 2021 (a translation of which is attached as Exhibit B hereto); and

(c)	Resolution No. 2447 of October 14, 2021 of the Ministry of Finance and Public Credit (a translation of which is attached as Exhibit C hereto).

It is my opinion that under and with respect to the present laws of the Republic, the Securities have been duly authorized, executed and delivered by the Republic and, assuming due authentication thereof pursuant to the Indenture, constitute valid and legally binding obligations of the Republic.

I hereby consent to the filing of this opinion as an exhibit to the Republic’s Amendment No. 1 to its Annual Report on Form 18-K for its fiscal year ended December 31, 2020 and to the use of the name of the Head of the Legal Affairs Group of the General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit of the Republic under the caption “Validity of the Securities” in the Prospectuses and under the heading “General Information—Validity of the Bonds” in the Prospectus Supplements referred to above. In giving the foregoing consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

No opinion is expressed as to any law of any jurisdiction other than Colombia. With respect to the opinion set forth above, my opinion is limited to the laws of Colombia. In particular, to the extent that New York State or United States Federal law is relevant to the opinions expressed above, I have relied, without making any independent investigation, on the opinion of Arnold & Porter Kaye Scholer LLP, filed as an exhibit to Amendment No. 1 to the Republic’s Annual Report on Form 18-K for its fiscal year ended December 31, 2020. This opinion is specific as to the transactions and the documents referred to herein and is based upon the law as of the date hereof. My opinion is limited to that expressly set forth herein, and I express no opinions by implication.

Very truly yours

/s/ Lina María Londoño González
Lina María Londoño González
Head of the Legal Affairs Group of the General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit of the Republic of Colombia

Exhibit A

CONPES

Document	4022

NATIONAL ECONOMIC AND SOCIAL POLICY COUNCIL

REPUBLIC OF COLOMBIA

PLANNING DEPARTMENT

FAVORABLE OPINION, FOR THE NATION

TO ENGAGE IN FOREIGN PUBLIC DEBT TRANSACTIONS

TO PRE-FINANCE, OR FINANCE, 2021 AND 2022 BUDGET ALLOCATIONS

FOR UP TO US$ 4 BILLION, OR EQUIVALENT IN ANOTHER CURRENCY

Planning Department

Ministry of Finance and Public Credit

Approved Version

Bogotá, D.C., February 03, 2021

CONPES

ECONOMIC AND SOCIAL POLICY NATIONAL COUNCIL

Iván Duque Márquez

President of the Republic

Marta Lucía Ramírez Blanco

Vice-President of the Republic

Daniel Palacios Martínez	Jonathan Tybalt Malagón González
Minister of the Interior	Minister of Housing, City & Territory

Alberto Carrasquilla Barrera	Angela Maria Orozco Gómez
Minister of Finance and Public Credit	Minister of Transport

Diego Andrés Molano Aponte	Ernesto Lucena Barrero
Minister of Defense	Minister of Sports

Fernando Ruiz Gómez
Minister of Health & Social Welfare

Diego Mesa Puyo
Minister of Mines and Energy

Maria Victoria Angulo González
Minister of Education

José Manuel Restrepo Abondano Minister of
Commerce, Industry & Tourism
Claudia Blum
Minister of Foreign Affairs
Carlos Eduardo Correa Escaf
Minister of Environment & Sustainable Development

Wilson Ruiz Orejuela
Minister of Justice and Law

Karen Cecilia Abudinen Abuchaibe
Minister of IT & Communications

Rodolfo Enrique Zea Navarro
Minister of Agriculture & Rural Development
Pedro Felipe Buitrago Restrepo
Minister of Culture

Angel Custodio Cabrera Báez
Minister of Labor	Mabel Gisela Torres Torres
Minister of Science, Technology & Innovation

Luis Alberto Rodríguez

Director General, Planning Department

Daniel Gómez Gaviria	Amparo García Montaña
Sectoral Sub-Director	Territorial/Public Investment Sub-Director

EXECUTIVE SUMMARY

In accordance with Article 41, Paragraph 2, Law 80 of 19931 and Articles 2.2.1.3.1., 2.2.1.3.2. y 2.2.1.6, Decree 1068 of 2015,2 the present document submits to the consideration of CONPES - the National Economic and Social Policy Council—and seeks a favorable opinion for the Nation to engage in transactions for the purpose of pre-financing, or financing, 2021 and 2022 Budget allocations for up to US$4 Billion, or its equivalent in another currency.

The purpose of the foregoing is to enable the Nation to (i) finance or pre-finance 2021 and 2022 requirements; (ii) have timely access to international markets to take advantage of market conditions; (iii) diversify investment base; and (iv) meet the strategic goal of maintaining liquid, efficient yield curves.

Such flexibility is relevant for the Nation to have the necessary resources to meet the 2021 and 2022 repayment and interest payments in a changing international context.

Classification H63.

Key Words: Foreign Bonds, Financing, Nation, International, Issuance, Sovereign Debt, Debt Service.

[1]	Establishing the Public Administration’s General Procurement Statutes.
[2]	Whereby the Finance and Public Credit Sector’s Sole Regulatory Decree was issued. It repealed Decree 1497 of 2002 and 3160 of 2011.

1.	INTRODUCTION			14

2.	BACKGROUND			15

	2.1	Global Bond 2030 Issuance, Global Bond 2049 Reopening, and Global Bond 2021 Partial Repurchase.		17

	2.2	Global Bond 2031 Issuance, Global Bond 2051 Issuance		18

	2.3	Global Bond 2061 Issuance, Reopening Global Bond 2031, and Partial Repurchase of Global Bonds 2021, 2024 and 2027		18

3.	JUSTIFICATION: FUNDING NEEDS			19

4.	MARKET CONTEXT			21

	4.1	Global Macroeconomic Performance		21

	4.2	United States		26

		4.2.1	Macroeconomic Evolution	26

		4.2.2	Interest Rate Expectations and Monetary Policy	27

		4.2.3	Tax Policy	31

	4.3	Euro Zone		32

		4.3.1	Macroeconomic Evolution	32

		4.3.2	Monetary Policy and Interest Rates	35

		4.3.3	Política fiscal	36

	4.4	Japan		37

		4.4.1	Macroeconomic Evolution	37

		4.4.2	Monetary Policy and Interest Rates	37

		4.4.3	Tax Policy	38

	4.5	Emerging Markets		39

		4.5.1	Macroeconomic Evolution	39

		4.5.2	Flow of Investment to Emerging Markets and Market Performance	41

	4.6	Colombia		44

		4.6.1	Macroeconomic Performance	44

	4.6.2	COVID-19 Measures	45

	4.6.3	Colombia’s Recent Performance in International Markets	46

	4.6.4	Issuance Strategy	51

	4.6.5	Other Financing Sources	55

5.	OBJECTIVES		55

6.	RECOMMENDATIONS		56

TABLES

Table 1	Allocation Quota Jan 2020 Transaction	16

Table 2	Allocation Quota Jan 2021 Transaction	17

Table 3	Results of Debt Management Transaction	18

Table 4	Sources/Use by Central Government 2021	19

Table 5	Colombia’s Sovereign Rating	48

FIGURES

Figure 1	2022 - Monthly Foreign Debt Service	20

Figure 2	IMF - Changing World Growth Expectations	21

Figure 3	Oil Price Performance	23

Figure 4	US Unemployment and Inflation Data	26

Figure 5	Federal Reserve Intervention Rate	27

Figure 6	Implied Probability of Federal Reserve Reference Rate	28

Figure 7	10-Year US Treasury Bonds	29

Figure 8	10-Year US Treasury Bonds Forecast	30

Figure 9	30-Year US Treasury Bonds Forecast	30

Figure 10	Euribor 6M Performance & Germany’s 10-Year Benchmark Bond	36

Figure 11	Emerging Markets-Bonds Cash Flow	41

Figure 12	Colombia Bonds Cash Flow	42

Figure 13	Emerging Markets Bond Indicator	43

Figure 14	Reference Bonds in Dollars and 10-year Treasury Bonds Spread	49

Figure 15	Reference Bonds in Dollars and 30-year Treasury Bonds spread	50

Figure 16	2017-2021 US$ Yield Evolution	51

Figure 17	10-Year Latam Issuances	51

Figure 18	30-Year Latam Issuances	52

Figure 19	Euro 2026 Global Bond	53

Figure 20	10-Year Yen vs. Swap Reference (LIBOR 6M)	54

ACRONYMS AND ABBREVIATIONS

CONPES	Economic and Social Policy National Council

DANE	National Statistics Department

ECB	European Central Bank

EGDMP	Medium Term Debt Management Strategy

EMBI	Emerging Markets Bond Index

EMF	Emergency Mitigation Fund

EPFR	Emerging Portfolio Fund Research, Inc.

EU RIBO AR	Euro Interbank Offered Rate

FED	Federal Reserve System

FOMC	Federal Open Market Committee

GNP	Gross National Product

IMF	International Monetary Fund

LIBOR	London Interbank Offered Rate

OPEC	Organization of Petroleum Exporting Countries

OPEC+	Organization of Petroleum Exporting Countries and allies

PEPP	Pandemic Emergency Purchase Program - European Central Bank

S&P	Standard & Poor’s

US$	US Dollar

WTI	West Texas Intermediate

Exhibit 4

INTRODUCTION

The present document is submitted to the consideration of the National Social and Economic Policy Council (CONPES) for the purpose of obtaining a favorable opinion for the Nation to engage in transactions related to foreign public credit, in order to pre-finance or finance fiscal years 2021 and 2022 for up to US$ 4 Billion, or equivalent in another currency.

The foregoing in accordance with the provisions in Article 413, Paragraph 2, Law 80 of 19934, and Articles 2.2.1.3.15, 2.2.1.3.26 and 2.2.1.67 of Decree 1068 of 20158. Thus, the Nation would be able to pre-finance or finance the 2021 or 2022 Budget in a timely manner. Also, the Government will have the required flexibility to optimize the use of funding sources.

The present document is divided into six main sections, including this Introduction. Section Two presents a background, specifically relating to issuances made by Colombia. Section Three justifies the need for pre-funding and funding in 2021 and 2022. Section Four present outlines the market context, particularly the performance of the US economy, the Euro zone, and emerging markets, as well as the performance of the Colombian economy in international markets. Section Five outlines the objectives to be reached. Section Five sets forth recommendations to CONPES.

[3]

Section 41, Paragraph 2. Public Credit Transactions. Notwithstanding the provisions of special laws, for the purposes of this law public credit transactions are transactions intended to provide the Entity with payable term resources, including loans; the issuance, underwriting and placement of bonds and securities; supplier credits; and guarantees granted for State entity obligations.

(...) Authorization by the Ministry of Finance and Public Credit, and prior favorable opinion by CONPES and the National Planning Department, will be required for State entities to manage and execute any foreign credit transaction and related similar transactions; and for the Nation and decentralized entities to execute any internal public credit transaction and related transactions; as well as for the Nation to grant a guarantee.

(...) In any case, foreign public credit transactions executed and guaranteed by the Nation, beyond a one-year term, shall require a prior opinion by the Public Credit Inter-parliamentary Commission (Comisión Interparlamentaria de Crédito Público).

(...) Any transactions referred to in this Article to be executed abroad shall be subject to the jurisdiction agreed upon in the contract.

[4]	Whereby the Public Administration’s General Procurement Statute is issued.
[5]	“Section 2.2.1.3.1. Public Debt Securities. Bonds, and any other credit securities with a redemption term, issued by state agencies are Public debt securities.

Any security issued by a credit institution, insurance company, or other State financial entity, in relation to transactions in the ordinary course of their own corporate activities are not considered public debt securities.

The placement of public debt securities shall be subject to the general financial conditions stipulated by the Board of the Central Bank.”

[6]

“Section 2.2.1.3.2. - The Nation’s Public Debt Securities. The issue and placement of public debt securities on behalf of the Nation shall require authorization through a resolution by the Ministry of Finance and Public Credit, which may be granted once the following has been obtained:

a) A favorable Opinion by CONPES; and b) An Opinion by the Public Credit Commission for foreign public debt with a term exceeding one year.” (Emphasis added.)

[7]

“Section 2.2.1.6. Issuance of Authorizations and Opinions. To issue the relevant opinions and authorizations CONPES, the National Planning Department, and the Ministry of Finance and Public Credit shall make sure that the respective transactions comply, among others, with Government policy on matters of public credit, and with the Macroeconomic Program and Financial Plan approved by CONPES and the Fiscal Policy Council (CONFIS).

Opinions by CONPES and the National Planning Department, when applicable, shall be issued based on the relevant entity’s technical, economic and social project justification, capacity for implementation, financial situation, funding plan through resources, and yearly expenditure schedule.”

[8]	Whereby Sole Regulatory Decree by the Treasury and Public Credit Sector is issued. Decree 1497 of 2002 and Decree 310 of 2011 are repealed.

BACKGROUND

Through CONPES Document 3967, approved on August 16, 2019, the Nation received a favorable opinion to engage in transactions related to foreign public credit to pre-finance or finance 2020 and 2021 Budget allocations, up to the sum of US$ 3 Billion, or its equivalent in another currency. Under this quota the Nation carried out three transactions in foreign markets, of which, two financing transactions were carried out against this quota and one transaction was carried out by virtue of the provisions of Article 6, Legislative Decree 519 of April 5, 2020.

The first transaction took place on January 4, 2020. Global Bond 2030 for US$1,543 Billion was issued, and Global Bond 2049 for US$300 million was reopened. Of said amount US$514 million was applied to debt management, consisting of the partial replacement of the Global Bond maturing in 2021. In accordance with the provisions of Article 2.2.1.1.39, Decree 1068 of 2015, public debt management transactions are not new financing or affect the debt quota. For this reason, in this transaction bonds were issued for a total US$ 1,329 million to finance 2020 Budgetary needs, leaving an authorized and unused US$ 1,671 million quota, or its equivalent in other currencies, as shown in Table 1.

[9]

2.2.1.1.3. Public debt management transactions. Transactions inherent to the management of public debt are transactions that do not increase the net indebtedness of a state entity and contribute to improving its debt profile. Given that they do not constitute new financing, these transactions do not affect the debt quota.

The above transactions include, among others, refinancing, restructuring, renegotiation, rearrangement, conversion or exchange, substitution, purchase and sale of public debt, payment agreements, settlement of credit obligations, hedging transactions of risks, securitization of third-party debts, transactions related to liquidity management of the General Directorate of Public Credit and National Treasury, and any transactions of a similar nature that may be carried out in the future.

Public debt exchange or conversion transactions may be carried out as long as they aim to reduce the value of the debt, improve its profile or encourage social interest or investment projects in priority sectors.

Paragraph. Transactions that imply addition to the contracted amount or increase in the entity’s net indebtedness must be processed in accordance with the provisions of this title for the contracting of new loans.

Table 1 - Allocation Quota CONPES 3967 Document - Jan. 2020 Transaction

(In US$)

(A) Monto aprobado	3.000.000.000,00

(B) Emisión Nuevo Bono Global 2030	1.542.968.000,00
(C) Reapertura Bono Global 2049	300.000.000,00
(D) Monto total emitido (B + C)	1.842.968.000,00
(E) Monto sustituido Bono Global 2021	514.432.000,00
(F) Monto que consume cupo (D - E)	1.328.536.000,00

Cupo autorizado y no utilizado (A - F)	1.671.464.000,00

Fuente: Ministerio de Hacienda y Crédito Público (2021), con información de la Subdirección Financiamiento Externo.

The second transaction was carried out on June 1, 2020, consisting of the issuance of the Global Bond 2031 for US$ 1,000 million and Global Bond 2051 for US$ 1,500 million, for a total of US$ 2,500 million. This transaction was executed based on authorizations granted by Article 610 of Legislative Decree 519 of April 5, 202011 and Article 112 of Resolution 1067 of 202013 by the Ministry of Finance and Public Credit. Therefore it did not affect the quota granted in Document CONPES 3967 approved in 2019. The results of this transaction were sent to CONPES on June 19, 2020 by virtue of the provisions of Article 414, Resolution 1067 of 2020 by the Ministry of Finance and Public Credit.

[10]

Article 6. Financing of Budget allocations. For the duration of the effects that gave rise to the declaration of Economic, Social and Ecological Emergency declared by Decree 417 of 2020, and in order to guarantee the correct execution of the Nation’s General Budget, the Government is authorized to carry out domestic or foreign public credit transactions required to finance Budget allocations for 2020, without affecting the authorizations conferred by the Article 1, Law 1771 of 2015 and regulations on the matter. The execution of these transactions will only require authorization issued by the Minister of Finance and Public Credit through Resolution, without prejudice if they are in the process of authorization.

[11]	Whereby the General Budget for 2020 is added, and corresponding liquidation is made, within the framework of the State of Economic, Social and Ecological Emergency.
[12]

Article 1. Authorization process: The domestic or foreign Public Credit transactions carried out by the Nation, to finance General Budget allocations for 2020, will only require authorization by resolution of the Minister of Finance and Public Credit, which may be granted once there is: (i) Favorable opinion of the Treasury Committee of the Ministry of Finance and Public Credit and (ii) Final minutes of the contract approved by the General Directorate of Public Credit and National Treasury; The indebtedness resulting from the transactions authorized in accordance with the terms of this Article shall not affect the authorizations conferred by Article 1 of Law 1771 and previous related laws.

[13]	Therefore, the requirements and procedures to carry out public credit transactions by the nation authorized by Article 6 of Legislative Decree 519 of 2020 are defined.
[14]

Article 4. Reports. The General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit will send to the members of the Inter-Parliamentary Public Credit Commission and to the Technical Secretariat of the National Council for Economic and Social Policy (CONPES), a report with the amounts and financial statements of each transaction that is carried out by virtue of Legislative Decree 519 of 2020 and this Resolution, within thirty (30) calendar days following the transaction.

The third transaction for a total of US$ 2,839 million was carried out on January 12, 2021, consisting of the issuance of Global Bond 2061 for US$ 1,300 million and reopening of Global Bond 2031 for US$ 1,539 million. Of the latter, US$ 1,228 million were part of a debt management transaction, consisting of the partial substitution of the Global Bonds maturing in 2021, 2024 and 2027 by the Global Bond 2031. Thus, with this transaction bonds were issued for a total of US$ 1,611 million to finance the Budgetary needs for 2021, leaving an authorized and unused US$ 59.9 million quota, or its equivalent in other currencies, as shown in Table 2.

Table 2 - Allocation Quota, CONPES Document 3967 - Jan. 2021 Transaction

In US$

(A) Cupo autorizado y no utilizado a la fecha de la operación	1.671.464.000,00

(B) Emisión Nuevo Bono Global 2061	1.300.000.000,00
(C) Reapertura Bono Global 2031	1.539.952.000,00
(D) Monto total emitido (B + C)	2.839.952.000,00
(E) Monto sustituido Bono Global 2021	191.422.000,00

(A) Cupo autorizado y no utilizado a la fecha de la operación	1.671.464.000,00

(F) Monto sustituido Bono Global 2024	533.738.000,00
(G) Monto sustituido Bono Global 2027	503.308.000,00
(H) Monto total operación de manejo de deuda (E + F + G)	1.228.468.000,00
(I) Monto que consume cupo (D - H)	1.611.484.000,00

Cupo autorizado y no utilizado (A - I)	59.980.000,00

Fuente: Ministerio de Hacienda y Crédito Público (2021), con información de la Subdirección Financiamiento Externo.

Global Bond 2030 Issuance, Global Bond 2049 Reopening, and Global Bond 2021 Partial Repurchase.

On January 21, 2020, the Nation issued a Global Bond maturing in January 2030 for an amount of US$ 1,542,968,000 at a rate of 3.128% and a coupon of 3,000%; and carried out the reopening of the Global Bond maturing in May 2049 for an amount of US$ 300,000,000 at a rate of 3.968% and a coupon of 5.200%. With the resources obtained from these issues, a partial substitution of US$ 514,432,000 of the bonds maturing in July 2021 and a coupon of 4.375% was executed, at a price of 103.728%, which allowed to improve the maturity profile and reduce the refinancing risks of US$ 514,432,000. This debt management transaction was carried out together with a financing transaction for the 2020 term, for a nominal amount of US$ 1,328,536,000. This transaction had a total demand of about US$ 7,400 million, that is, an over demand of 4.5 times the amount issued and had the participation of institutional investors from the United States, the Middle East, Latin America and Asia.

After the transaction, there was an available quota of US$ 1,671,464,000 or its equivalent in other currencies, of the resources approved by CONPES Document 3967 approved in 2019.

Global Bond 2031 Issuance, Global Bond 2051 Issuance

On June 1, 2020, the Nation issued a Global Bond maturing in April 2031 for an amount of US$ 1,000 million at a rate of 3.165% and coupon of 3.125%, and issued a Global Bond maturing in May 2051 for an amount of US$ 1,500 million at a rate of 4.202% and coupon of 4.125%. This transaction, to finance Budgetary allocations for the 2020 period, achieved an unprecedented demand, when orders were received for a total of US$ 13.3 billion and had the participation of institutional investors from the United States, Europe, Asia and Latin America.

As previously mentioned, this transaction was executed based on the authorizations granted by Article 6 of Legislative Decree 519 of April 5, 2020 and Article 1 of Resolution 1067 of 2020 of the Ministry of Finance and Public Credit, for which reason it did not affect the quota granted in CONPES Document 3967 approved in 2019.

Thus, once the transaction was completed, the same available quota of US$ 1,671,464,000 or its equivalent in other currencies, of the resources approved in CONPES Document 3967 of 2019, to pre-finance or finance Budgetary allocations for the 2020 and 2021 terms.

Global Bond 2061 Issuance, Reopening Global Bond 2031, and Partial Repurchase of Global Bonds 2021, 2024 and 2027

On January 12, 2021, the Nation issued a Global Bond maturing in February 2061 for an amount of US$ 1,300,000,000 at a rate of 3.990% and a coupon of 3.875%, becoming the longest-term security with the lowest coupon rate in history at the long end of the dollar curve; and made the reopening of the Global Bond maturing in April 2031 for an amount of US$ 1,539,952,000 at a rate of 2,800% and coupon of 3.125%. Of the latter, US$ 1,228,468,000 were part of a debt management transaction, consisting of the partial substitution of the Global Bonds maturing in 2021, 2024 and 2027 by the Global Bond 2031, as shown in Table 3.

Table 3 - Results of Debt Management Transaction

Características	Bono Global 2021	Bono Global 2024	Bono Global 2027
Nominal recomprado	USD 191.422.000	USD 533.738.000	USD 503.308.000
Vencimiento	12 de julio del 2021	26 de febrero del 2024	25 de abril del 2027
Cupón	4,375%	4,000%	3,875%
Precio de recompra	101,928%	108,150%	110,900%

Fuente: Ministerio de Hacienda y Crédito Público (2021), con información de la Subdirección Financiamiento Externo.

With this transaction, needs for 2021 were financed for a nominal amount of US$ 1,611,484,000. The financing transaction and debt management transaction extended the average life of the foreign bond portfolio from 13.5 years to 14.8 years and lowered the average coupon from 5.02% to 4.93%.

After the transaction, a quota of US$ 59,980,000 or its equivalent in other currencies remained available from the resources approved in the CONPES Document 3967 approved in 2019. This quota is insufficient to finance the Budgetary needs for 2021 and limits the flexibility to finance and/or pre-finance 2022 obligations, which is why it is necessary to expand the current available quota.

JUSTIFICATION: FUNDING NEEDS

The Nation has maintained proactive management in order to ensure the necessary resources to service the foreign debt, seeking the appropriate market windows and avoiding access to financing in the international capital market in times of high volatility, such as the one presented as of the third week of February and during the month of March 2020 in the face of: (i) uncertainty due to the spread of COVID-19 and its effects on the world economy; (ii) international drop in oil prices by about 30%, after Saudi Arabia announced an increase in its production after the reduction agreement failed between Russia and the Organization of the Petroleum Exporting Countries (OPEC) to stabilize crude market prices, and (iii) declaration of a COVID-19 pandemic, by the World Health Organization (WHO) on March 11, 2020.

This management is more important in the current market context where uncertainty prevails due to the spread and possible outbreaks of COVID-19, and the efficacy of vaccines and their effects on economic growth.

It is also important to mention that, in recent years, financing through foreign bonds has represented at least half of the Nation’s foreign financing needs. This is why, in the current context, having authorizations in a timely manner provides greater funding flexibility and room to maneuver.

For 2021, total repayments of foreign debt amount to approximately US$ 3,868 million, which are concentrated mainly in July due to the maturity of the Global Bond 2021, while foreign interests are projected at approximately US$ 2,853 million, concentrated in the first seven months of the year, for a total debt service for 2021 of US$ 6,721. In this sense, the annual foreign financing needs are projected at US$ 6,500 million, as shown in Table 4, on sources and uses of the Central National Government 2021 of the 2020 Medium-Term Fiscal Framework, which will be reviewed and updated in the first months of 2021.

Table 4. Sources and Use by the Central National Government 2021 (a)

In million US$ and billions Pesos

Fuentes	Columna en millones de USD	Pesos colombianos 104.901	Usos	Columna en millones de USD	Pesos colombianos 104.901
Desembolsos		64.205	Déficit por financiar		57.770

Externos	6.500	24.358	De los cuales
Internos		39.847	Intereses internos		25.454
			Intereses externos	2.853	10.690

Otros recursos		18.619	Amortizaciones		29.176

			Externas	3.868	14.495
			Internas		14.680
			Pago obligaciones (sentencia, salud, otros)		8.200

Disponibilidad inicial		22.076	Disponibilidad final		9.755

Fuente: Marco Fiscal de Mediano Plazo (2020).

Notas: (a) cifras proyectadas.

On the other hand, by 2022, foreign debt amortizations are reduced to US$ 994 million, while foreign interests are projected at approximately US$ 2,422 million, concentrated in the first seven months of the year, for a total debt service by 2022 of US$ 3,416 million; as presented in Figure 1.

Figure 1. 2022 - Monthly Foreign Debt Service

(In Million US$)

Thus, taking into account the relatively high amount of amortization and interest in the first seven months of 2021 and the concentration of interest in the same period of 2022, it is important that the Nation have flexibility and room for maneuver under the current international context to ( i) finance 2021 and/or pre-finance and/or finance 20222; (ii) achieve timely access to international markets; (iii) obtain financing under favorable conditions, and (iv) meet the strategic objective of constructing liquid and efficient curves.

MARKET CONTEXT

Global Macroeconomic Performance

The growth report of the International Monetary Fund (IMF) for October 2020 projected a slowdown of -4.4% for the world economy in 2020, of -3.3% for emerging economies and -5.8% for economies advanced. The update of the projections estimated in October by the IMF was 0.8 percentage points higher for the world economy, -0.2 percentage points lower for emerging economies and 2.3 percentage points higher for advanced economies than the June forecast. 2020, as evidenced in Figure 2.

The upward revision in the projections of world economic growth and of advanced economies with respect to June 2020 estimates is due to Gross Domestic Product (GDP) figures registered during the second quarter of the year, specifically those of the United States and the Euro zone, which exceeded market expectations.

On the other hand, the expected decrease for emerging economies with respect to the IMF Report of June 2020 is mainly due to a combination of factors: an uninterrupted spread of the pandemic, health systems overflow, greater importance of sectors highly affected by the pandemic such as tourism in these countries, and dependence on foreign financing, including remittances (International Monetary Fund, 2020).

Figure 2. IMF - Changing World Growth Expectations

(Annual GNP)

In the energy context, during 2019 the prices of West Texas Intermediate (WTI) and Brent oil had an upward trend of 31.2% and 20.2%, trading on average at US$ / b 57.4 and US$ / b 64 , 1 respectively. This behavior is largely explained by OPEC’s decisions to extend the pumping reduction pact and the sanctions imposed on Venezuela and Iran.

During 2020, COVID-19 affected oil prices causing a historic suspension of economic activity, undermining demand through mitigation and containment measures for the pandemic (World Bank, 2020). Likewise, disagreements regarding the supply of oil between Russia and OPEC and the announcement by Saudi Arabia to increase crude production at the beginning of March 2020 generated uncertainty in the markets due to a possible oversupply of crude amid depressed global demand as a consequence of the pandemic (Reuters, 2020). In the first quarter of the year, WTI and Brent oil prices averaged US$/b 45.7 and US$/b 50.4, showing a deterioration of 66.5% and 65.7% respectively, between January and March.

In April 2020, oil prices reached historical lows with some benchmark indices trading at negative levels, such as the WTI, which reached prices of US$/b -37.6, due to the fall in demand as a result of the pandemic and the breaking of the production agreement between OPEC and its allies (OPEC +) in early March.

At the end of the second quarter of 2020, oil prices had a slight upward trend due to OPEC’s decision to withdraw 9.7 million barrels per day (mbd) from the market during the month of May to counteract the effects of the pandemic. and 9.6 (mbd) during June and July 2020.

By August 2020, OPEC+ began to remove restrictions on oil production at 7.7 (mbd) as demand recovered with the lifting of closures around the world (Reuters, 2020). However, the outbreaks of COVID-19 and weak global economic growth caused OPEC + to extend restrictions on oil production until December 2020 (OPEC, 2020). In 2020, WTI and Brent traded on average at $ 39.5/b and $ 43.0/b respectively. However, despite OPEC+ cuts and declining US oil reserves, a high degree of uncertainty still persists as a result of new outbreaks of COVID-19 in the world (Figure 3.)

Figure 3. Oil Price Performance

Under this scenario, Colombia must have the ability to finance itself in the international capital markets, with the necessary authorizations, anticipating any possible drop in oil prices, either due to a drop in global demand as a result of a rebound. of COVID-19, or by the progressive dismantling of the agreements of OPEC and its allies.

The COVID-19 pandemic and its impact on world economic activity and growth has led Central banks around the world to play a preponderant role in the current crisis through the implementation of conventional instruments and not conventional monetary policy as part of a countercyclical strategy aimed at preserving liquidity and stimulating credit. The United States Federal Reserve, for example, has implemented monetary policy tools aimed at keeping the economy afloat, consisting of programs to inject liquidity, purchase securities, and reduce interest rates. After the 150 bps cut between January and December 2020 in the Federal Fund Rate, the current rate of 0.25% is expected to remain close to 0% for a prolonged period, due to the slowdown in the economy.

On the other hand, the Central Bank of England (BoE) reduced its rate during 2020, from 0.75% to 0.10%, where it currently stands, and is evaluating the possibility of implementing negative rates if the inflation and production prospects do so justify. Similarly, the BoE continues with its UK Government bond purchase program with a total purchase target stock equivalent to £ 875 billion and with the purchase of investment grade sterling non-financial corporate bonds with a stock of purchases equivalent to £ 20 billion (Bank of England, 2020).

The European Central Bank (ECB), for its part, stated in the December policy statement its intention to use all monetary policy instruments to continue encouraging growth in the Euro zone and achieve convergence to its inflation target of 2%, in this way announced that it will continue with the asset purchase program and will increase by 500,000 million Euros the Emergency Purchase Program Against the Pandemic of the European Central Bank (PEPP) that amounts to 1.85 billion Euros, programs which it will maintain at least until the end of March 2022. In December the ECB kept the bank deposit rate in the Euro zone at 0.50% and the main refinancing rate at 0%, in line with market expectations (Central Bank European, 2020).

Finally, in Asia, the Bank of Japan maintained its negative short-term interest rate at -0.1% at the December 2020 meeting and extended its asset purchase and loan programs until September 2021, given the moderate rebound of the economy (Bank of Japan, 2020). At the January 2021 meeting, the Bank of Japan maintained the monetary policy decisions adopted in December 2020 (Bank of Japan, 2021).

In line with the monetary policy measures adopted to face the crisis, governments have implemented unprecedented fiscal stimulus measures to counteract the deterioration of macroeconomic conditions and mitigate the impact of COVID-19 on world economic activity. According to the IMF, fiscal stimuli amount to US$ 11.7 trillion, or close to 12% of world GDP as of September 11, 2020 and are concentrated on additional spending and injection of liquidity through loans, guarantees and injections of capital from the public sector (IMF, 2020).

Thus, in 2020 the United States Congress approved four fiscal stimulus bills worth US$ 2.9 trillion destined to strengthen the health system, to support small businesses through forgivable loans, subsidies and guarantees. and to support the unemployed and vulnerable population of the country, among other measures (International Monetary Fund, 2020). Finally, on December 27, 2020, former President Donald Trump promulgated an aid and spending package to counteract the effects of the pandemic for an amount of US$ 900,000 million, restoring unemployment benefits and avoiding the closure of the federal government (Library of Congress Law, 2020).

For its part, to address the economic and social damage caused by COVID-19, the European Union approved in April 2020 a Euros 540,000 million package of measures aimed at helping member States, workers and companies. Likewise, the European Commission designed a recovery plan for Europe that includes 750,000 million euros, representing a total of exceptional fiscal measures to address the crisis equivalent to 1.29 trillion Euros (European Commission, 2020).

Finally, in Asia, Japan has approved two unprecedented fiscal stimulus packages worth 117.1 trillion yen each. The fiscal stimulus measures include deliveries of money to people and companies affected by the pandemic, deferral of tax payments, loans under favorable conditions from public and private financial entities, labor subsidies and subsidies to affected companies (International Monetary Fund , 2020).

This global panorama shows the importance of having the authorizations to issue foreign debt securities, since there is no guarantee that the currently favorable conditions in terms of low global financing rates will continue indefinitely and there is a high degree of uncertainty with respect to: (i) the evolution of the pandemic in the coming months in the face of possible outbreak scenarios that may impact economic activity during 2021; (ii) the supply and demand of raw materials that may affect their prices; (iii) the expansion of fiscal stimulus programs in advanced economies that allow an economic recovery earlier than expected and generate an increase in reference rates, and (iv) changes in the monetary policy of advanced economies. These scenarios can negatively affect the conditions in the financial markets, generating an increase in the cost of financing for emerging countries such as Colombia.

United States

Macroeconomic Evolution

During 2019, the United States economy grew at a rate of 2.3%, which represents a deceleration compared to the 3.2% growth registered in 2018, the slowest expansion since 2016, mainly explained by the reduction in spending on the US households over the past six months, the continued deterioration in business investment at the end of the year, and the negative impact on markets from the Sino-US trade war.

In this context, the IMF established in its economic growth outlook for January 2020 a growth for the United States of 2.0% for 2020 and 1.7% for 2021. This slowdown was largely justified by geopolitical tensions between States The United States and Iran, and also because of the continuing trade negotiations with China. However, the country’s economic outlook changed significantly with the rapid spread of COVID-19, so much so that the IMF changed its projections in its October report to a slowdown of 4.3% for 2020, caused by the cessation of economic activity, inflation at levels of 1.7% and unemployment of 8.4%, which reached 14.7% in April 2020.

The performance of the United States labor market and inflation is shown below. (Figure 4.)

Figure 4. US Unemployment and Inflation Data

Interest Rate Expectations and Monetary Policy

The Federal Open Market Committee (FOMC) during 2019 reduced interest rates in July, September and October from 2.5% to 1.75%. These reductions occurred mainly in order to face the global slowdown and the uncertainty generated by the trade war with China. Additionally, the central bank’s balance sheet was expanded by around US$ 100,000 million, placing the balance above US$ 4 trillion.

In 2020, once the pandemic was declared, the Federal Reserve in March made the following decisions, as an emergency action to support the flow of credit to households and companies and, therefore, promote its maximum goals for employment and price stability: (i) cut the target interest rate to levels close to zero (0.25%); (ii) announced the program to purchase another US$ 700,000 million in treasury bonds (US$ 500,000) and mortgage securities (US$ 200,000), and (iii) reached an agreement with five other foreign central banks, the Bank of Canada , the Bank of England, the Bank of Japan, the ECB and the Swiss National Bank, to improve the provision of liquidity through the agreements of liquidity lines of swaps in dollars (Federal Reserve, 2020). Finally, the FOMC declared at its meeting in December 2020 that the Covid-19 pandemic continues to pose considerable risks to the country’s medium-term economic prospects and, for this reason, will keep the benchmark rate close to zero (0 , 25%) as reflected in Figure 5. and will increase its holdings of treasury securities by $ 80 billion per month and agency mortgage-backed securities by $ 40 billion per month, until the economy does not reflect sustained growth , the goal of full employment is achieved and there is price stability at 2% in the long term15 (Federal Reserve, 2020).

Figure 5. Federal Reserve Intervention Rate

[15]

The FOMC after the August meeting took a new approach to inflation targeting, which is expected to be at an average level of 2% in the long term. However, it will allow for periods where that ceiling is exceeded for some time, in an attempt to ensure stable growth and employment that does not deviate from its peak levels.

The implicit probability of the futures market behavior supports the FED announcement, since it is expected with a 96% probability that the reference rate will remain unchanged during 2021 and 91% in the first half of 2022, in order to contribute to the economic stability of the country (Figure 6). However, we must bear in mind that, if the United States economy shows a faster recovery than expected, market expectations could change and present a possible rate increase.

Figure 6. Implied Probability of Federal Reserve Reference Rate

During last year (January 2020 - January 2021) the rates of the United States treasures at 10 years have presented a reduction of approximately 72 basis points as evidenced in Figure 7, which is mainly explained by the announcements of the FED to reduce the rate and continuously monitor uncertainty factors generated by the spread of the virus.

Figure 7. 10-Year US Treasury Bonds

On the other hand, we must mention that the results of the survey on the forecast of rate yields for 10-year and 30-yearTreasury bonds, carried out by Bloomberg on analysts in the month of December 2020 and January 2021, estimates average levels of 1.19% and 1.90% in the second quarter of 2021 for 10-year and 30-year titles, respectively; and from 1.40% and 2.12% in the first quarter of 2022 (Figure 8 and Figure 9).

Figure 8. 10-Year US Treasury Bonds Forecast

Figure 9. 30-Year US Treasury Bonds Forecast.

Under this FOMC expansionary policy scenario, with historically low reference rates, Colombia would have the possibility of financing and/or pre-financing the needs of the national government with lower borrowing costs. However, it is important to note that, if there is a change in the dynamics of the US economy during 2021, the treasure curve could present upward pressures that would cause increases in the cost of financing for all agents, mainly issuers. sovereigns and corporations of emerging economies.

Tax Policy

The Congressional Budget Office projects a Federal Budget deficit of US$ 3.3 trillion in 2020 (16% of GDP), more than triple the deficit recorded in 2019 and 8.6% in 2021. The increase is primarily the result of falling tax revenues from the disruption of the economy due to the Covid-19 pandemic and an increase in public spending to reinvigorate growth, including higher benefits for unemployed workers and widespread aid to large and small companies.

Federal spending, according to the latest report from the Congressional Budget Office, from April to the end of September 2020 was $ 4.2 trillion, almost double the same period in 2019. Income tax revenue from natural and legal persons fell by US$ 191,000 million, around 17%, compared to the previous year.

Additionally, as a result of the increase in the deficit, the federal debt is projected to increase dramatically, to 98% of GDP in 2020, compared to 79% at the end of 2019 and 35% in 2007, before the start of the recession. . It would exceed 100% in 2021 and increase to 107% in 2023, the highest in the history of the United States (Congress of the United States, 2020)

Euro Zone

Macroeconomic Evolution

Economic growth in the Euro zone has deteriorated as a result of geopolitical and economic instability in the region, reaching historically low growth levels, pressured by the coronavirus pandemic and the impact it has had on global economic activity.

According to the ECB’s Economic Bulletin 2019, economic growth in the Euro zone moderated in 2019, going from 1.9% in 2018 to 1.2% in 2019, as a result of weak international trade that negatively affected external demand, in an environment of global uncertainty. For its part, domestic demand contributed positively to economic growth in 2019, thanks to favorable financing conditions driven by persistently low inflation of 1.2% in 2019 and a slight improvement in the labor market.

Regarding Brexit, on October 17, 2019, the United Kingdom and the European Union (EU) reached a withdrawal agreement, which consists of adopting measures to achieve an orderly exit from the EU by establishing: (i) common provisions through transversal clauses for the understanding and correct operation of the agreement; (ii) measures for the protection of citizens’ rights, safeguarding their right to stay; (iii) provisions that guarantee a gradual and orderly transition period in everything related to trade, intellectual property, political and judicial cooperation, and the European Atomic Energy Community (Euratom); (iv) a transition period in which the United Kingdom will be treated as a member state, except in relation to institutions and governance structure; (v) financial settlement of UK obligations, and (vi) establishment of a general governance structure for the settlement of disputes specifically relating to Ireland, Cyprus and Gibraltar.

On October 19, 2019, the European Council unanimously accepted the request for an extension of Brexit until January 31, 2020, in order to allow a reasonable time for the ratification of the withdrawal agreement, in which, as a third country, the United Kingdom will not be able to participate in EU decision-making, nor will it be represented by its institutions, but the situation of citizens, consumers, companies, investors, students and researchers, both in the EU and in the United Kingdom, will remain unchanged. during the transition period in force until December 31, 2020 among other provisions while negotiating a legal partnership based on the political declaration agreed by the EU and the United Kingdom in October 2019 (European Commission, 2020).

In 2020, differences over fishing rights and government subsidies and the draft law on internal markets proposed by the British government, raised tensions between the European Union and the United Kingdom threatened with a no-deal Brexit. According to the statements of British Prime Minister Boris Johnson, the United Kingdom was ready to leave the single market and the customs union by the end of the year without a new agreement unless the European Union changed its position (Bloomberg, 2020). However, the European Council asked the United Kingdom to take the necessary steps to make an agreement possible and on October 21 the general principles were agreed to proceed with the negotiations seeking an orderly withdrawal agreement before the end of the transition period. agreed for December 31, 2020 (European Council, 2020). This is how, after months of negotiations, on December 30, 2020, the European Union and the United Kingdom signed a trade and cooperation agreement that, according to the President of the European Council, Charles Michel, is fair and balanced, fully protecting interests fundamental aspects of the European Union and generates stability and predictability for citizens and companies (European Council, 2020).

On the other hand, with regard to COVID-19 and according to the World Health Organization (WHO), the speed of spread of the virus worldwide led in mid-March 2020 to Europe becoming the epicenter of the pandemic. It reported at that time 40% of the cases of contagion worldwide. In terms of mortality, in April 2020 Europe accounted for 63% worldwide due to COVID-19, which most strongly affected the adult population of the region (World Health Organization, 2020).

The competent authorities of the different countries of the region adopted restrictive measures in order to contain the rapid evolution of the virus, which impacted the economic activity of the region in the first half of the year. According to the Statistical Office of Europe (Eurostat), GDP in the Euro zone contracted 3.6% during the first quarter of the year, while employment decreased 0.2% compared to the fourth quarter of 2019 as a consequence of COVID-19 (Eurostat, 2020).

This trend continued for the second quarter of the year, in which the Euro zone economy contracted 11.8% while the number of employed persons decreased 2.9% compared to the previous quarter (Eurostat, 2020).

In response to the coronavirus pandemic, the European Union restricted free movement of international flights and the member countries of the union adopted, in different proportions, quarantine and social distancing measures since the beginning of March 2020. As the number of infections decreased, the European Council and the European Commission designed a roadmap for coordinated lifting of confinement measures. However, the recent escalation in the number of cases has led to the implementation of new restrictive measures in countries such as France, Germany, the Netherlands, Italy, Greece and Austria.

IMF estimates foresee a slowdown in GDP for the Euro zone in 2020 of 8.3% (1.9 percentage points above what was projected in June) and 5.2% in 2021. In the estimates disaggregated by country, the IMF estimates lower growth by developed economies: Germany, -6.0% in 2020 and 4.2% in 2021; France, -9.8% in 2020 and 6.0% in 2021; Italy, -10.6% in 2020 and 5.2% in 2021, and Spain - 12.8% in 2020 and 7.2% in 2021.

Monetary Policy and Interest Rates

The conventional and unconventional measures of expansionary monetary policy by the ECB, persistent low inflation, and uncertainty regarding political factors, caused the Euribor rate and the rates of sovereign bonds of some countries in the area to remain at historically levels low or in a negative zone during 2019 and part of 2020 (European Central Bank, 2020). However, despite the global economic slowdown accentuated by the COVID-19 pandemic, Germany’s 30-year treasury bonds achieved positive yields in June 2020 following the stimulus announced by the ECB to reactivate the economy and strengthen the economy. confidence in the region (Reuters, 2020).

In 2020, the ECB maintained its expansionary monetary policy as a stimulus to try to reactivate the economy after the slowdown in economic activity punctuated by the pandemic and persistent low inflation. In March 2020, the ECB announced the launch of a new temporary asset purchase program called the Pandemic Emergency Purchase Program (PEPP) which would have a total allocation of 750,000 million euros and would be in force throughout the year. 2020. According to the ECB, this program is intended to counteract the serious risks to the transmission mechanism of monetary policy and the challenges posed by the spread of COVID-19 in the region.

At the December 10, 2020 meeting, the Governing Council of the ECB decided to keep the interest rates of the main financing transactions, the interest rates of the marginal credit facility and the deposit facility unchanged at 0.00% 0.25% and -0.50%, respectively; and announced the increase of the PEPP by 500,000 million Euros to a total of 1.85 billion Euros, a program that was also extended at the December 2020 meeting until March 2022 or until it is considered that the coronavirus crisis has ceased. . Likewise, the ECB announced the continuation of the asset program for 20,000 million Euros per month and the continuation of financing transactions (TLTRO-III), extending its term until June 2022 (European Central Bank, 2020).

The ECB’s conventional and unconventional expansionary monetary policy measures have contributed to the Euribor rate, as well as the sovereign bond rates of some countries in the area, remaining at historically low levels and even in negative territory, as is the case. of German treasury bonds (Figure 10)

Figure 10. Euribor 6M Performance and Germany’s 10-Year Benchmark Bond

Taking into account the implicit probability of the behavior of the futures market with a cutoff of January 21, 2021, it is expected with a probability of 97% that the intervention rate of the ECB will remain unchanged during the first three quarters of 2021.

Continuity of the ECB’s expansive monetary policy and low interest rates could generate a financing alternative in Euros for emerging countries, with competitive rates.

Tax Policy

The European Union implemented fiscal incentives with the aim of mitigating the socio-economic impact of the Covid-19 pandemic in the region, strengthening health systems and promoting the recovery of the EU. In this vein, on April 23, 2020, the European Council approved a support package for employment and workers, companies and Member States worth 540,000 million euros distributed in three lines of work: (i) Instrument for Temporary Support to Mitigate Unemployment Risks in an Emergency, which consists of providing financial assistance in the form of EU loans to Member States under favorable conditions for a total of 100,000 million Euros aimed at protecting employment and workers affected by the pandemic; (ii) Pan-European Guarantee Fund of the European Investment Bank Group that will provide loans of up to 200,000 million Euros especially to small and medium-sized companies throughout the Union, and (iii) credit line established by the European Stability Mechanism which will provide loans to Member States for a total value of 240 billion Euros (European Council, 2020).

Likewise, to contribute to the repair of the economic and social damages caused by the pandemic, on May 27, 2020 the European Commission presented an economic recovery proposal aimed at taking advantage of the potential of the EU Budget, consisting of: ( i) European Recovery Instrument (Next Generation EU) worth 750,000 million Euros, to boost the EU Budget through financial market resources that will be used to reactivate the economy and promote economic growth; and (ii) Multiannual Financial Framework for 2021-2027 through which it is intended to create and strengthen existing programs through the resources of the Next Generation EU to channel resources quickly, strengthen the internal market, promote cooperation in the field health, promote ecological and digital transitions and foster a fair and resilient economy (European Commission, 2020).

Exceptional fiscal measures taken to deal with the crisis and redirect the European Union economy amount to € 1.29 trillion.

Japan

Macroeconomic Evolution

Monetary Policy and Interest Rates

During 2019 and 2020, the Bank of Japan (BoJ) continued with its massive asset purchase program with the objective of reaching the inflation target of 2%. During the first half of 2020, the BoJ made its monetary policy even more flexible through (i) an increase in purchases of short-term debt and corporate bonds; (ii) strengthening special fundraising operations to facilitate financing in response to COVID-19; (iii) active purchases of Japan’s exchange-traded funds (ETFs) and real estate investment trusts, and (iv) eliminating the upper limit of active purchases of Japanese government bonds and treasury discount bills (Bank of Japan, 2020) .

At the BoJ meeting in December 2020, the committee decided to leave its monetary policy rate at -0.10%. Regarding the monetary policy stimuli, it decided to maintain the qualitative and quantitative monetary easing until the inflation target was reached and the financial markets stabilized. In this vein, the BoJ will continue to support financing for companies and promote financial market stability through the (i) Special Program to support financing in response to COVID-19; (ii) the provision of yen and funds in foreign currency through the purchase of Japanese Government bonds (JGB) with no upper limit, and (iii) the purchase of assets from ETFs and J-REITs; programs that the BoJ decided to extend until September 2021, given the moderate growth of the economy. (Bank of Japan, 2020).

In the latest BoJ economic activity outlook report, the Japanese economy is forecast to grow 3.9% for 2021,\. However, the Bank decided at the January 21, 2021 meeting to keep the -0.10% monetary policy rate unchanged and continue with its purchase and stimulus program, subject to the evolution of COVID -19 and the impact it will have on the economy in 2021 (Bank of Japan, 2021).

Tax Policy

In an effort to keep businesses and households afloat in Japan, the Japanese government approved two unprecedented fiscal stimulus packages in April and June 2020 worth 117.1 trillion yen. The fiscal stimulus packages focused on (i) preventing the spread of the virus and strengthening the health system, (ii) protecting employment and companies, (iii) recovering economic activity after confinement, (iv) promoting a resilient economic structure, (v) support local governments with transfers, and (vi) raise the ceiling of the COVID-19 reserve fund.

Emerging Markets

Macroeconomic Evolution

In its January 2020 report, the IMF forecast a of 4.4% and 4.6% growth for emerging market and developing economies for 2020 and 2021 respectively, slower growth mainly due to deep slowdowns in some economies, especially China and India. For Latin America and Caribbean economies, projections for January were 1.6% and 2.3% for 2020 and 2021 respectively.

However, the projections were adjusted in the October 2020 report taking into account the possible effects of the pandemic in each of the economies. For emerging and developing economies in general, the IMF projects a slowdown of 3.3% for 2020 and a rapid recovery of 6.0% for 2021. The emerging economies of Asia, for their part, are expected to slow down 1, 7% and recover quickly in 2021 with a growth of 8.0%; While, the emerging economies of Europe, whose growth in 2019 was 2.1%, by 2020 is expected to slow down by 4.6% and recover the following year, growing 3.9%. Finally, for the economies of Latin America and the Caribbean, the IMF estimates a slowdown of 8.1% in 2020 and a recovery of 3.6% in 2021.

Although China was the country where the spread of COVID-19 began, the rate of new infections has dropped considerably since the end of February, and restrictions on economic and social life have been gradually lifted. Since the beginning of the outbreak, the Chinese authorities have continuously stepped up economic policy measures to cushion the economic and social impacts.

For its part, the Central Bank of China has ensured ample liquidity to strengthen market confidence and alleviate short-term liquidity constraints for banks. Since February 2020, the bank has lowered short- and long-term policy interest rates by 30 basis points, causing interbank market rates and bond yields to fall by between 20 and 50 basis points. Reserve requirements were also lowered, generating significant liquidity of approximately 1.7 trillion yuan. However, unlike other large central banks, the Central Bank of China has refrained from implementing quantitative monetary easing and asset purchases. Despite the rapid measures adopted to contain the economic consequences, the IMF in its October projections estimates a growth of 1.9% during 2020, the slowest expansion since 1976. (International Monetary Fund, 2020).

As for Latin America and the Caribbean, economic growth was 0.0% in 2019 and the IMF predicts that by 2020 there will be a slowdown of 8.1, the worst recession on record. Weaker economic data and longer COVID-19 outbreaks explain the significant downward revisions. However, a 3.6% recovery for 2021 is estimated.

Projections for Brazil indicate that the economy will fall by 5.8% in 2020 amid high uncertainty, followed by a rise of 2.8% in 2021. The authorities have responded by announcing a series of fiscal measures amounting to 12% of GDP, whose direct impact on the 2020 primary deficit is estimated at 8.4% of GDP. Fiscal measures include temporary income support for vulnerable households, employment support, lower taxes and levies on the import of medical supplies, new transfers from the federal government to state governments, among others.

Additionally, the central bank lowered the policy rate (SELIC) by 225 basis points since mid-February, to the historical low of 2%. Measures have been implemented to increase liquidity in the financial system and a service was opened to grant loans to financial institutions backed by private corporate bonds as collateral (International Monetary Fund, 2020).

For Mexico, the economic situation is not very different, and it is aggravated by the fall in oil prices and the weakening of business confidence since before the pandemic, which is why the IMF projects a deceleration in 2020 of 9.0%. It is worth mentioning that Banco de México has announced a series of measures aimed at guaranteeing credit to small and medium-sized companies affected by the pandemic. This is done by injecting resources into the banking institutions responsible for channeling the credit.

The Central Bank of Mexico cut rates by 275 basis points to 4.24% between March and September 2020 to boost aggregate demand. For his part, the president also announced an austerity program for public spending, including the reallocation of non-priority expenditures to priority items and voluntary salary reductions for high-ranking government officials (International Monetary Fund, 2020)

Flow of Investment to Emerging Markets and Market Performance

According to estimates from The Institute of International Finance, between mid-January and mid-May 2020, there was an outflow of capital from emerging economies during the COVID-19 crisis of around US$ 103 billion. This sudden halt in capital flows has been faster and more incisive than that observed in 2008 and 2013. Non-resident flows returned to positive territory in May as evidenced in Figure 11, but they remain moderate and will depend on largely on how quickly the virus continues to spread, vaccine development, and economic recovery

Figure 11. Emerging Markets-Bonds Cash Flow

In million US$

Regarding Colombia, the behavior of fund flows dedicated to the country has been variable in the last year, as evidenced in Figure 12, with strong outflows during the second week of March, the week when the pandemic was declared, a general trend in the region. However, after a reduction in volatility and the measures taken by the Government, the flows remained stable and as of September 2020, the accumulated flows remain positive, with a total of US$ 1.84 billion.

Figure 12. Colombia Bonds Cash Flow

In million US$

On the other hand, during the second half of 2019, the perception of credit risk represented by the emerging markets bond indicator (EMBI +16) presented a favorable behavior for most emerging countries. This stability was maintained during the first 3 months of 2020 due to the recovery and stability of the prices of commodities such as oil and the announcement by the presidents of China and the United States to start phase one of the trade agreement. However, once the pandemic was declared, the perception of risk increased considerably to historical levels in all emerging countries, with a variation of approximately 300 basis points (Figure 13).

The indicator for Colombia, like for emerging countries, was affected by the current crisis. However, it has presented a favorable behavior, which has led it to be below the EMBI of the most representative emerging countries, after the April correction, as shown in Figure 13. This shows that Colombia is in a favorable position to take advantage of market windows and capture attractive financing rates

Figure 13. Emerging Markets Bond Indicator

[16]

The index represents the difference between the interest rates of a basket of dollar bonds issued by emerging countries and a basket of US Treasury bonds with similar characteristics. The EMBI for each country is the difference between the interest rates of a basket of dollar bonds issued by each emerging country and a basket of US Treasury bonds with similar characteristics.

Colombia

Macroeconomic Performance

According to information from the National Administrative Department of Statistics (DANE), during 2019 the GDP registered a growth of 3.3%. This figure represented a significant acceleration and recovery of the Colombian economy compared to what was registered in 2018 (2.5%) (DANE, 2020). The economic activity that contributed the most to growth in 2019 was trade, transportation and storage, accommodation and food services, which grew by 4.9%.

On the other hand, the Colombian economy began 2020 with significant dynamism that pointed to growth of more than 3% in the first quarter of 2020. However, as a result of the Covid-19 pandemic and the drop in the international price of oil, the economy grew 1.4% in the first quarter of 2020 and slowed down 15.7% in the second quarter, a historical drop in GDP, mainly explained by: (i) social isolation measures, both voluntary and those implemented by national and local authorities; (ii) a 34.9% reduction in the arts, entertainment, and recreation and other service activities sector; (iii) 33.7% reduction in wholesale and retail trade, and (iv) a 24.8% drop in the construction sector (DANE, 2020).

In the third quarter of 2020, GDP recovered 6.8 percentage points compared to the previous quarter, driven by the agriculture, financial services and insurance sectors. However, it decreased by 9.0% compared to the same period in 2019, mainly due to a drop of: (i) 20.1% in the wholesale and retail trade sector; repair of motor vehicles and motorcycles; transportation and storage; accommodation and food services, (ii) 26.6% in construction, and (iii) 19.1% in mining and quarrying (DANE, 2020).

Domestically, inflation was 3.80% in 2019 (8 basis points above Banco de la República’s goal of 3%). However, under the current local and international context, the variation, cut to November 2020, was 1.23%. (DANE, 2020). This behavior, like the falls in all core inflation indicators, is partly a reflection of weak aggregate demand and excess production capacity. The dynamics of inflation would also be explained by the effect of the temporary reduction of some indirect taxes, the reprogramming of household spending and freezing of some prices.

The sharp decline in economic activity, associated with the health emergency, generated a generalized and unprecedented deterioration in the Colombian labor market, with unemployment of 14.7% in October 2020. It should be noted that the loss of jobs has been characterized by be generalized, both in urban and rural areas, and has affected the non-salaried and salaried segments in a similar way. In accordance with the forecasts regarding economic activity, the Banco de la República expects a slow recovery in the Colombian labor market, which implies that the unemployment rate for all of 2020 will be between 15.9% and 16.7% (Banco de la Republic, 2020).

Taking into account the evolution of the pandemic and outbreaks worldwide, uncertainty persists regarding economic growth and the speed of economic recovery. Estimates by the Banco de la República suggest that the fall in GDP for 2020 will be around -7.6% (Banco de la República, 2020)

COVID-19 Measures

The country faced two strong economic shocks at the beginning of 2020: the effects of the COVID-19 pandemic that continues to date and the decline in oil prices. In this scenario, the Government declared on March 17 through Decree 417 of 2020, the State of Economic, Social and Ecological Emergency in the entire National Territory, by virtue of the provisions of Article 215 of the Political Constitution of Colombia. Despite the measures adopted to address the adverse effects, new circumstances arose that made it necessary to maintain mandatory preventive isolation. Reason why, on May 6, a new State of Economic, Social and Ecological Emergency is declared in the country for a term of 30 days through Decree 637 of 2020.

In this context, public spending needs have increased both to face the direct effects of the pandemic, especially related to the strengthening of health systems, and to cushion the effects of confinement on the most vulnerable households and the most affected companies. At the same time, tax revenues have been reduced, as a result of lower tax collection given the decrease in economic activity.

Additionally, the national government designed a financing strategy through non-conventional sources, in order to guarantee the provision of the services required to attend to the health emergency, which consists of optimization and administration through the Mitigation Fund. of Emergencies (FOME) according to Legislative Decree 444 of 202017, of the resources of funds of territorial entities and social security that are not supporting obligations in the short term. These resources come from three funds: (i) the Savings and Stabilization Fund 11.75 trillion; (ii) the National Pension Fund of Territorial Entities 1.3 billion; and (iii) the Occupational Risk Fund 202,000 million. Finally, an additional source of resources other than public funds corresponds to the compulsory investments of credit institutions in public debt securities, called Solidarity Securities for 9.7 trillion.

As a result of the magnitude of the measures taken, the government decided, after a favorable and unanimous opinion of the Consultative Committee of the Fiscal Rule, to invoke Article 1118 of Law 1473 of 201119, to suspend the parametric compliance of the rule for the years 2020 and 2021, setting the deficit targets at 8.2% and 5.1% of GDP, respectively, in the month of June 2020 (Ministry of Finance and Public Credit, 2020). However, the national government presented to the Consultative Committee of the Fiscal Rule on November 13, 2020 the revision of the fiscal deficit projections to 8.9% of GDP for 2020 and 7.6% of GDP for 2021, as a result largely of the longer duration of the effects of the pandemic.

[17]	Thus, the Emergency Mitigation Fund was created and provisions on resources were issued, within the Economic, Social and Ecological State of Emergency.

Banco de la República also resorted to various tools to inject liquidity into the economy, and thus help companies, households and the financial system to be affected as little as possible:

(i) Monetary policy measures: the Board of Directors of Banco de la República, since the pandemic began, has lowered the interest rate seven times, by a total of 250 basis points. The first reduction was on March 27 from 4.25% to 3.75%, to contribute to the future recovery of domestic demand once the functioning of the markets normalizes. The last reduction was made on September 28, 2020, a quarter of a percentage point from 2.0% to 1.75%.

The reduction of interest rates has been gradual, taking into account its low effect on spending in the short term and the risks that still exist on the foreign financing of the economy and the exchange rate (Banco de la República, 2020).

(ii) Changes in Banco de la República’s balance sheet: Solidarity Securities were included as admissible securities in temporary and definitive expansion transactions, and temporary liquidity support. At the end of August, the BR’s TES portfolio (expressed in nominal values) is made up of TES denominated in pesos (15,928.8 mm) and TES denominated in UVR (UVR 8.2 mm).

(iii) Temporary transactions: higher quotas were authorized for repo transactions and the terms were extended by 90 days in transactions with public debt and a maximum of 30 days in transactions with private debt. The admissible securities for transactions were also increased, such as: ordinary bonds, CDs, commercial papers, mortgage portfolio securitizations and public debt securities other than those received in repos with public debt.

(iv) Exchange market measures: foreign currency sales were activated through forward financial compliance contracts at market rates, through the auction mechanism for a maximum term of 30 days and the sale of cash dollars and future purchase at 60 days.

(v) Reserve requirements: reduction of three percentage points to 8% of the reserve requirement on the requirements whose current required reserve percentage is 11%, and a decrease to 3.5% on the requirements whose current required reserve percentage is 4.5% (CDT of less than 18 months). The reduction of the reserve requirement improves the conditions for banks to lend to households and firms (Banco de la República, 2020)

Colombia’s Recent Performance in International Markets

[18]	Article 11. Exceptions. In extraordinary events that compromise the country’s macroeconomic stability and prior approval by Confis, application of the fiscal rule may be temporarily suspended.
[19]	Whereby a Tax rule was established and other provisions were issued.

Credit Rating

Since 2011, Colombia has established itself as an investment grade country, thanks to the stability of macroeconomic policies and fiscal discipline. After absorbing a major shock in the terms of trade, with the fall in the price of oil in 2015 and 2016, the Colombian economy showed its resistance to foreign shocks. Currently, the Government is committed to boosting economic growth, counteracting the negative effects of the pandemic on the Colombian economy and households, and maintaining consistency in macroeconomic, fiscal and monetary policies. The following are recent changes in the debt rating and its outlook.

On March 26, 2020, the rating agency Standard & Poor’s Global Ratings S&P changed Colombia’s outlook from stable to negative, mainly due to a concern in Colombia’s fiscal and foreign metrics, derived from the international drop in oil prices and the Negative global impact of the COVID-19 pandemic, but maintained its rating at BBB-, highlighting the prudent management of the economy, the timely response to the emergency, and the monetary and exchange flexibility that partially mitigate foreign shocks. This decision was ratified on October 28, 2020, recognizing the country’s institutional strength, the prudent management of economic policy, and the authorities’ commitment to macroeconomic stability. Additionally, he highlighted that the rating outlook could change to stable, if long-term growth prospects improve, in line with a strengthening of fiscal policy.

On April 1, 2020, Fitch Ratings revised Colombia’s credit rating from BBB to BBB- maintaining a negative outlook. The review responded to the adverse impact of the international drop in oil prices and the COVID-19 pandemic on economic growth and fiscal variables. Additionally, on November 6, 2020, the agency spoke again, ratifying the rating and the outlook, highlighting that the country’s investment grade rating reflects the soundness of the macroeconomic policy that has allowed maintaining economic and financial stability. However, it highlighted the importance of maintaining the commitment and making efforts to consolidate the fiscal deficit and stabilize the public debt in the coming years.

On April 6, 2020, Dominion Bond Rating Service for its part, confirmed a BBB rating, but changed the outlook from stable to negative, mainly due to the deterioration of the growth prospects of the Colombian economy due to the rapid spread of COVID-19 and the collapse of oil prices. They also affirmed that it is unlikely that Colombia’s rating will improve in the short term, however, in the medium term the ratings could be raised if the fiscal accounts are consolidated in a lasting way and there is a recovery in the prospects for economic growth.

For its part, on December 3, 2020, it ratified Colombia’s long-term debt credit rating at Baa2, but changed the rating outlook from stable to negative. In the report, the rating agency highlights the trajectory of prudent macroeconomic policies that support Colombia’s ability to face foreign shocks. However, the change in perspective reflects the risks inherent to the COVID-19 pandemic and the possible impact that these may have on fiscal solidity and credit profile.

Table 5 shows Colombia’s long-term foreign debt current rating:

Table 5. Colombia’s Sovereign Rating

Agencia calificadora	Calificación largo plazo moneda extranjera	Calificación largo plazo moneda local	Perspectiva	Fecha de revisión
Moody’s	Baa2	Baa2	Negativa	3 diciembre 2020

Agencia calificadora	Calificación largo plazo moneda extranjera	Calificación largo plazo moneda local	Perspectiva	Fecha de revisión
DBRS	BBB	BBB	Negativa	6 abril 2020
S&P	BBB-	BBB	Negativa	28 octubre 2020
R&I	BBB	—	Estable	29 octubre 2020
Fitch	BBB-	BBB-	Negativa	6 noviembre 2020

Fuente: Subdirección de Financiamiento Externo de la Nación del Ministerio de Hacienda y Crédito Público (2020).

Risk Perception

As shown in Figure 14 and Figure 15, financing rates returned to pre-pandemic levels, 2.78% for 10 years and 3.90% for 30 years, and the spreads20 against US treasury securities show an Average higher than in the last 4 years, 163 and 212 for 10 and 30 years respectively, but lower than those registered in March 2020 of 475 and 468 for 10 and 30 years, as a result of the low interest rates of the United States and a reduction in volatility.

[20]	Spread refers to the difference between the yield in a dollar denominated bond and the yield of a US bond of the same maturity.

However, as mentioned above, the Fed’s monetary policy may change depending on the behavior and recovery of the economy, as well as the disbursement of additional fiscal stimuli by the new United States government, which can generate pressure from the Treasury rates on the rise and consequently emission levels could rise.

Additionally, spreads may be affected by different factors, such as an increase in volatility as a result of COVID-19 outbreaks worldwide, lower economic growth, changes in the country’s credit rating, among others.

Figure 14. Reference Bonds in Dollars and 10-year Treasury Bonds Spread

Figure 15. Reference Bonds in Dollars and 30-year Treasury Bonds spread.

Issuance Strategy

In recent years, the Nation has fulfilled its strategic objective of constructing liquid and efficient yield curves, maintaining adequate amounts in the reference bonds, as can be seen in Figure 16

Figure 16. 2017-2021 US$ Yield Evolution

Regarding dollar curves, in recent years emerging countries have moved towards the creation of benchmarks21 for both 30 and 10 years. Similarly, they have focused on large issues that, taking advantage of low interest rates, seek to ensure that from their issuance the bonds have the necessary liquidity to avoid negotiation frictions, protecting the efficiency of their long-term curve ( Y)...

Figure 17. 10-Year Latam Issuances

[21]

Benchmark is a reference used to follow the evolution of a market or to measure the performance of a portfolio. For this particular case, it corresponds to 10-year and 30-year bonds for each emerging country.

Figure 18. 30-Year Latam Issuances

On the other hand, the national government continues with the strategy of diversifying financing sources in line with the 2018-2022 Medium Term Debt Strategy (EGDMP). In effect, the EGDMP of the national government weights financing in foreign currency other than US$, as part of the policy of optimization of financing sources, taking into account the significant fall that international interest rates have experienced both in dollars and in dollars. euros and yen. During 2020, emerging markets have taken advantage of the liquidity and low interest rates of currency markets such as the euro and the yen.

The Nation has not issued global bonds in Euros since March 26, 2016, when it obtained financing resources through the issuance and placement of a new Global Bond denominated in Euros for an amount of 1,350 million Euros with a maturity of 10 years, as shown in Figure 19.

Figure 19. Euro 2026 Global Bond

In addition, it has not participated in the Japanese market since November 18, 2009 with the issuance of a 10-year Samurai bond for 45 billion Yen ($ 504 million). However, under the current international context and the needs contemplated for 2021, the Government must have the flexibility to access the markets that offer better conditions, as reflected in Figure 20.

Figure 20. 10-Year Yen vs. Swap Reference (LIBOR 6M)

Other Financing Sources

Financial markets increasingly reflect the importance of sustainable development for investors in their investment decisions. In recognition of this interest and the relationship between environmental, social and governance factors and the performance of instruments, the issuance of thematic bonds is increasing more and more, mainly green, social and sustainable bonds.

Colombia has not been oblivious to these advances and the Government has established in the National Development Plan (PND) 2018-2022 Pact for Colombia, Pact for Equity, the commitment of the State with the recovery, conservation, protection, ordering, management, and use of renewable natural resources. The 2018-2022 PND aims to implement strategies that achieve a balance between the economic development of the country and the conservation of the environment, aligned with the Sustainable Development Goals and the commitments assumed by Colombia in the 2015 Paris Agreement.

Therefore, it seeks to incorporate sovereign thematic bonds into the sources of financing of the Nation as financial instruments that allow monitoring the investment of the national government in environmental, social and governance issues through indicators that in addition to promoting transparency , promote the issuance of this type of financial instruments by other participants from the public and private sectors in Colombia and promote sustainable development.

OBJECTIVES

Guarantee that the Nation receives authorization to issue foreign bonds with sufficient anticipation, in order to provide sufficient room for maneuver to carry out financing and/or pre-financing transactions, allowing it to have the necessary cash resources in the current international context.

Have sufficient flexibility to be able to use the most favorable source of financing, according to market conditions.

Access in a timely and sufficient manner the international capital markets and continue complying with the Government’s strategic objective of building liquid and efficient yield curves, financing or pre-financing the needs of the Nation’s general Budget.

RECOMMENDATIONS

The Ministry of Finance and Public Credit and the National Planning Department recommend the National Council for Economic and Social Policy (CONPES) to:

1.

Issue a favorable opinion for the Nation to carry out foreign public credit transactions to pre-finance and/or finance Budgetary allocations for 2021 and 2022, for to US $ 4,000 million, or its equivalent in other currencies.

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Exhibit B

ENTREPRENEURSHIP	MINHACIENDA
BELONGS TO ALL

THE UNDERSIGNED, TECHNICAL SECRETARY TO THE

PUBLIC CREDIT INTERPARLIALMENTARY COMMISSION

ATTESTS:

That in the session held on April 6 and 7, 2021, the Inter-Parliamentary Public Credit Commission unanimously issued a single favorable Opinion to the Nation - Ministry of Finance and Public Credit - to carry out transactions related to foreign public credit for up to FOUR BILLION (US$ 4,000,000,000) dollars of the United States of America, or equivalent in other currencies, to pre-finance and/or finance 2021 and 2022 budget allocations.

Sincerely,

[Digitally Signed]

Date: 2021.04.07

5:41:45 PM - 05’00’

LINA MARIA LONDOÑO GONZÁLEZ

TECHNICAL SECRETARY

Bogota, DC, April 7, 2021

Exhibit C

RESOLUTION 2447

OCTOBER 14, 2021

Whereby the Nation is authorized to issue, subscribe and place external public debt securities in the international capital markets, for up to ONE BILLION DOLLARS (US$ 1,000,000,000.00) of the United States of America, or its equivalent in another currency; and other provisions are decreed.

THE MINISTER OF FINANCE AND PUBLIC CREDIT

Exercising his statutory powers, particularly the powers conferred by

Article 2.2.1.3.2. of Decree 1068 of 2015, and

WHEREAS

Article 2.2.1.1.1 of Decree 1068 of 2015, authorizes State entities to carry out public credit transactions, including, among others: issuance, subscription and placement of public debt securities;

Article 10 of Law 533 of 1999, states that public debt securities are documents and securities, issued by State entities, with a credit content, and a maturity date;

Article 2.2.1.3.2. of Decree 1068 of 2015 states that the issuance and placement of public debt securities on behalf of the Nation require an authorization given by a Resolution by the Ministry of Finance and Public Credit, such authorization may be given once a favorable opinion has been received from the National Council for Economic and Social Policy [Consejo Nacional de Política Económica y Social] - CONPES, and from the Interparliamentary Commission on Public Credit [Comisión Interparlamentaria de Crédito Público] if the external public debt security has a maturity date longer than 1 year;

Article 24 of Law 185 of 1995, states that for all purposes established under Law 80 of 1993, Article 41, Paragraph 2, Sub-paragraph 5, the Interparliamentary Commission on Public Credit shall issue a preliminary opinion to begin formalities with regard to any public credit transactions, and a final opinion to execute the transactions. However, the Interparliamentary Commission on Public Credit shall only issue an opinion once with regard to the issuance, subscription and placement of bonds and securities;

According to CONPES Document 4022, dated February 3, 2021, the National Council for Economic and Social Policy -CONPES- issued a favorable opinion for the Nation to conduct operations related to external public credit to pre-finance and / or finance budgetary allocations for 2021 and 2022, up to the sum of FOUR BILLION DOLLARS (US$ 4,000,000,000) of the United States of America or its equivalent in other currencies;

RESOLUTION No. 2447	OCTOBER 14, 2021	Page 2 of 3

(Cont.) The Resolution whereby the Nation is authorized to issue, subscribe and place foreign public debt securities in the international capital markets, for up to ONE BILLION DOLLARS (US$ 1,000,000,000) of the United States of America or its equivalent in another currency; and other provisions are decreed.

In the session held on April 6 and April 7, 2021, the Interparliamentary CommiSSION on Public Credit unanimously issued a sole, favorable opinion to the Nation - Ministry of Finance and Public Credit—to carry out transactions related to external public credit for up to FOUR BILLION DOLLARS (US$ 4,000,000,000) of the United States of America or its equivalent in other currencies, to pre-finance and / or finance budget allocations for 2021 and 2022;

That based on the aforementioned favorable opinions, Resolution No. 0813 dated April 19, 2021, was issued, based on which public debt securities were issued in the international capital markets in the amount of THREE BILLION DOLLARS (US$ 3,000,000,000) of the United States of America, leaving a remaining authorized, unused amount of ONE BILLION DOLLARS (US$ 1,000,000,000) of the United States of America or its equivalent in other currencies;

By External Resolution No. 17 of 2015 and the External Regulatory Circular DODM - 145 of October 30, 2015, the Board of Directors of Banco de la República and the Banco de Ia República, respectively, established the financial conditions for the issuance and placement of titles and foreign debt transactions for the Nation, territorial entities and their decentralized entities;

RESOLVES

Article 1. Authorization. The Nation is authorized to issue, subscribe and place external public debt securities in the international capital markets, for a sum of up to ONE BILLION DOLLARS (US$ 1,000,000,000) of the United States of America or its equivalent in other currencies.

Article 2. Destination. The proceeds of the issuance of external public debt securities in the international capital markets authorized by this resolution will be allocated to finance budgetary appropriations for the 2021 fiscal year in an amount of SIX HUNDRED MILLION DOLLARS (US$ 600,000,000) or its equivalent in other currencies and to prefinance budgetary appropriations for the 2022 fiscal year in an amount of FOUR HUNDRED MILLION DOLLARS (US$ 400,000,000) or its equivalent in other currencies.

Article 3. Financial Conditions. The external public debt securities to be issued that are dealt with in article 1 of this resolution will be subject to the financial conditions set forth in the regulations issued by the Board of Directors of the Banco de la República, or by Banco de la República, in compliance with the directions that this [resolution] indicates.

Article 4. Other terms and conditions. The other terms, conditions and characteristics of the issuance being authorized by this resolution shall be determined by the General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit, based on the following characteristics:

RESOLUTION No. 2447	OCTOBER 14, 2021	Page 3 of 3

(Cont.) The Resolution whereby the Nation is authorized to issue, subscribe and place foreign public debt securities in the international capital markets, for up to ONE BILLION DOLLARS (US$ 1,000,000,000) of the United States of America or its equivalent in another currency; and other provisions are decreed.

Redemption term:	Greater than two (2) years, depending on market access

Interest rate:	Fixed or Variable

Other expenses and commissions:	As established by the market for this type of transaction

Article 5. Authorization for related transactions. The Nation is authorized to carry out all related transactions to the public credit transactions described in article 1 herein.

Article 6. Taxes. In accordance with the provisions in Article 7 of Law 488 of 1998, payment of principal, interest, commissions and other payments related to external public credit transactions shall be exempt of any national tax, duty, contribution or levy when made to persons who are not resident in this country.

Article 7. Other Rules Apply. The Nation—Ministry of Finance and Public Credit must comply with any other rules that may be applicable, especially External Resolution No. 1 of 2018 of the Board of Directors of Banco de la República, and other amending regulations.

Article 8. Validity and publication. The present Resolution shall be valid from the date of publication in the Official Journal. This requirement is understood to have been met through the instruction given by the Director General of Public Credit and National Treasury of the Ministry of Finance and Public Credit, as provided by Article 18, Law 185 of 1995.

LET IT BE PUBLISHED, NOTIFIED AND EXECUTED

Bogota D.C., OCTOBER 14, 2021

[Signed] JOSÉ MANUEL RESTREPO ABONDANO MINISTER OF FINANCE AND PUBLIC CREDIT

APPROVED: Lizeth Camila Erazo / Lina Maria Londoño González

DRAFTED: Juliana López Cortés/Cristina Orrego Gomez

DEPARTMENT: Sub-Directorate, External Financing of the Nation/Legal Affairs Group